Mail Stop 7010

      December 2, 2005

Via U.S. mail and facsimile

Mr. Rodney L. Underdown
Chief Financial Officer, Compass Minerals Group, Inc.
8300 College Boulevard
Overland Park, Kansas 66210

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended September 30, 2005
			File No. 333-82700

Dear Mr. Underdown:

		We have reviewed these filings and your response letter dated October 13, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Prior Comment 3
1. We note your response to prior comment 3. In future filings, please revise your proposed disclosures to fully comply with the guidance in our response to question 8 of "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures" (FAQ). It appears to us that the disclosures you proposed do not adequately address the material limitations associated with the non-GAAP measure you present or how you compensate for those material limitations. It appears to us that the material limitations associated with the non-GAAP measure you present include:
* It excludes interest expense. Since you borrow money to finance your operations, interest expense is a necessary element of your costs and ability to generate revenue. Therefore any performance measure that excludes interest expense has material limitations;
* It excludes depreciation and amortization. Because you use capital assets, depreciation and amortization are necessary elements of your costs and ability to generate revenue. Therefore any performance measure that excludes depreciation and amortization has material limitations; and
* It excludes taxes. Because the payment of taxes is a necessary element of your operations, any performance measure that excludes tax expense has material limitations.

Prior Comments 5 and 9
2. We note your responses to prior comments 5 and 9. Please provide us the following additional information:
* Explain your accounting policy related to tax valuation allowances, including how you determined the amounts you recorded at each balance sheet date;
* Explain your accounting policy related to tax contingency accruals, including how you determined the amounts you recorded at each balance sheet date. If you don`t accrue tax contingencies in accordance in
SFAS 5, please explain how your accounting is appropriate;
* Provide us proposed disclosures, to be included under critical accounting policies in future filings, that adequately address the material estimates, assumptions and uncertainties related to your determination of tax valuation allowances and tax contingency accruals;
* Tell us if there material differences in the assumption you and your parent use to determine tax valuation allowances and tax contingency accruals. If there are, please explain the reasons for the differences.

Form 10-Q for the Quarter Ended September 30, 2005

Prior Comment 6
3. We note the disclosures you provided in your September 30, 2005 Form 10-Q. As previously requested, please revise future annual and quarterly filings to disclose that each guarantor subsidiary is "100%
owned" as required by Rule 3-10(i)(8) of Regulation S-X and defined in Rule 3-10(h)(1) of Regulation S-X. Please be advised that the term "wholly-owned" is defined in Rule 1-02(aa) of Regulation S-X and is not the same as the term "100% owned". If each guarantor subsidiary is not "100% owned", please explain to us how your current disclosures comply with Rule 3-10 of Regulation S-X.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to Anne McConnell, Review Accountant, at (202)
551-3709.

							Sincerely,



							John Cash
							Accounting Branch Chief

Mr. Rodney L. Underdown
December 2, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE